Filed by BB&T Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SunTrust Banks, Inc.

Commission File No.: 001-08918

Date: February 11, 2019

CNBC “Squawk Box” interview with Kelly King and Bill Rogers Transcript — February 7, 2019

Interviewer:	The new company will become the sixth-largest bank in the US. BB&T CEO Kelly King and SunTrust CEO Bill Rogers join us now in an exclusive interview from Charlotte, North Carolina. Gentlemen, thanks to you both for being with us this morning. Mr. King, let me begin with you. Both you and Mr. Rogers have certain fairly recently outlined your views of going it alone, of the strength of both of your franchises, so why is now the right time and how did this actually come to fruition given, of course, that both of you certainly have seen a very strong path ahead for both your companies as independent?

Kelly King:	Well, we’ve both been very laser focused on organic growth because, frankly, that is the best way for any company to grow itself from a quality and a profitability perspective. And to be honest, it’s the only thing you can really control. But at the same time, Bill and I have talked for a long time from an industry perspective about the changes in our industry and the tremendous increase in the need for technological investment to be able to provide the level of digital capabilities that our clients now demand, and our clients now demand what I call real-time satisfaction. They want what they want, when they want it, right here, right now, and so we are all facing an increasing set of complex economic realities where we have to invest more and more in technology. So, while each one of us was doing fine today we both recognize that to go forward, move forward with the best premiere financial institution we needed a digital scale so we could make the technological investments necessary to provide the very best digital platform and other technological support features. And so as we talked over the last few weeks we recognized that we had two great companies that were doing fine but working together we could do even better.

Bill Rogers:

Yeah, I think the key is we have two really strong institutions coming together, but Kelly and I also talked about it has to be for something, you know, so this is for the future and building for the future, and I look at it as we’re doubling down on organic. I mean

CNBC “Squawk Box” interview with Kelly King and Bill Rogers Transcript        Page 2 of 9

we’re now creating the sixth-largest bank in the country who’s gonna have significant organic growth opportunities.

Interviewer:	Mr. King, I’ve followed mergers and acquisitions for a very long time. I think it’s fair to say that merger of equals have a somewhere checkered history; some work, some don’t. You said on the call you’re going to make this the best merger of equals that’s ever been done. How are you going to do that?

Kelly King:	Well, fortunately I’ve had some experience. As you may know, we did a very successful merger of equals in 1995. Now, I recognize that was a number of years ago, but it is a very important level of experience that we have had, and so number one, we know what we’re getting into, but the most important thing is that we have two companies here that are very culturally aligned. We have the same kind of mission, same kind of purpose, we’re focused on helping our communities, we’re focused on our clients, we’re focused on our associates, and Bill and I are experienced in terms of doing mergers. We’ve both done a lot of mergers, and so we are already way ahead of the game in terms of thinking conceptually about how these companies will come together. And importantly, we’ve learned that you start immediately. We have already built our executive team, for example. We know already – we announced in our call this morning who they are, what their functions are. We’re now building the second level of senior leadership under them. We will begin next week with the executive team leading the integration process. We will be working together to pick the best systems, the best processes, the best people in all of the various areas, so it’s a methodical – it’s a very difficult process – but conceptually fairly easy to understand what to do. The key is to do it, do it fast, do it efficiently, keep a keen focus on your clients and your associates, be very sensitive to your communities, and that’s exactly what we’re gonna do.

Interviewer:	Mr. Rogers, can I ask you a question, sir?

Bill Rogers:	Yeah. Sure.

Interviewer:	It is a true merger of equals, no doubt.

Bill Rogers:	Right.

Interviewer:	Although your shareholder base is only going to own 43 percent of the combined company versus 57 percent from BB&T shareholders, how did you get an MOE given you were the smaller

CNBC “Squawk Box” interview with Kelly King and Bill Rogers Transcript        Page 3 of 9

company your shareholders will own a smaller percentage of the overall?

Bill Rogers:	It’s a testament to our relationship as it started as day one. We initially started and Kelly’s conversation is “let’s have board and let’s have management equal.” We didn’t really talk about what the ownership percentage was. That wasn’t the discussion. It’s what can we together – what does our complementary businesses do to going forward? I think it’s just a testament to the partnership, to the mentality that we have, and as Kelly said, we’re confident we’re going to have the best MOE possible ’cause we’re off to the best start possible.

Interviewer:	12.5 percent of combined expenses were targeted in terms of cost savings, roughly $1.6 billion. Mr. Rogers, why is that the right number?

Kelly King:	We’ve looked at numbers together. Our financial people did most of the work, but we have tremendous overlap in our branches. We have about 750 branches that are within two miles of each other, and so it’s relatively easy to get the kind of consolidations that we’d like to have there. As you would expect, we have the very same kind of systems and same loan systems, deposit systems, et cetera, and you pick the best and you destroy the other, so we’ve done actually a lot of math around coming up with that number. To be honest, it’s a fairly conservative number, but we believe in being conservative. We’re both conservative institutions and we would rather expect we probably would beat those projects.

Bill Rogers:	And I think as Kelly said and we’ve said throughout, it really wasn’t about the cost saves, it’s about what can we invest and creating the capacity to continue to invest in our company, and I think this level of cost saves gives us a significant running room in terms of investing for the future.

Interviewer:	Now, you mentioned, of course, 750 branches within two miles of each other. Orlando, Atlanta, you guys are, you know, number one and four, one and five in terms of deposits. Can we expect and should your employees be bracing for layoffs as a result of potentially closure of branches and the consolidation and cost savings that you’re talking about?

Kelly King:

We announced this morning in our call and in communication directly with our associates that Bill and I both are saying to our respective associate groups that we are saying to our client-facing, performing associates that don’t worry, you have a job. We’ve

CNBC “Squawk Box” interview with Kelly King and Bill Rogers Transcript        Page 4 of 9

learned in mergers in the past that it’s very important that the people that are dealing directly with clients, that they need to know right now that they have a job, and I reemphasized that for our associates, SunTrust and BB&T, that are watching and listening. Now, if you’re a client-facing associate and you’re doing a good job then your job is assured. Because here’s why that’s important: When the client walks in they don’t care about me and Bill. They don’t care about mergers and metrics and all that kind of thing.

They walk up to the associate and they say, “Are you going to be okay?” And if the associate says, “Yes, I have a job. I’m going to be okay,” then the client says, “That’s cool,” and then move on. So, we will take care of our client-facing associates. They are assured of a job. And we will work with everyone else, not just client-facing associates—we will work very hard so that this is a good experience for everybody. We are very compassionate organizations. We want to have everyone be successful. More importantly, we want them to be happy, and so we’ll be working very hard to make some very good, pleasant, happy experiences for everybody involved.

Bill Rogers:	I don’t think you’re going to find any banks that care more about their teammates and associates than the two of us, and Kelly and I are committed to making this work.

Interviewer:	Bill, when viewers think about the competitive pressures you’re under, particularly in the digital space, should they think first about the money centers or is it more about non-banks?

Bill Rogers:	I think what Kelly and I think about the competition is everybody. And the competition is for our clients and making sure that we’re relevant, and the good news is we come in with really good strength. I mean we’ve got great performance on our digital platforms, we’ve been making investments to date, so what we get to do is double down on that. So, we view the competitive environment that anybody who’s trying to acquire clients—and we want to be the most relevant, the most competitive and the most innovative against all competition.

Kelly King:	And then what we really focused on, the fact that in today’s world there really is something I call T3. It’s about touch, it’s about technology, resulting in trust.

Bill Rogers:	Absolutely.

CNBC “Squawk Box” interview with Kelly King and Bill Rogers Transcript        Page 5 of 9

Kelly King:	We have fantastic touch – we always have – we have really good technology, but we’re going to – as Bill said – double down on technology so that integration of the touch and the technology meets the clients where they want us to meet them with the best service, quality, delivery, and that gives you the optimum client experience.

Interviewer:	Kelly, obviously the market likes the deal – those stocks are up – they like the cost saves, but there are some questions from folks I’m talking to about what it signals about the overall environment, whether this indicates some sort of peak for retail banking, a tougher outlook ahead, the end of rising net interest margins. How do you see it?

Kelly King:	Very insightful question. Retail banking is getting much more difficult. You know, the fin-techs, the additional digital investments that are required, the fact that consumers, retail clients of all types, including small businesses – real-time satisfaction demand; it’s a sea change in the last three or four years, so it is much tougher, to your point. That’s why we have to do what we’re doing. That’s why we have to combine to have the scale, the capacity to make not just investments to follow but to lead. We have to be out in front of our clients asking them “what do you need?” and “what do you want?” and then we have to be on our toes figuring out how to deliver those solutions. We now have the capacity. We have the initiative. Bill and I are going to co-lead, focusing on our new Innovation and Technology Center, which is going to be in our new headquarters in Charlotte because we think that is the most important. As we lean forward, it’s not about looking backwards; it’s about looking forward, about how we create the kinds of products and services and processes that not only meet the needs of our clients but exceed the needs of our clients.

Bill Rogers:	And I’d say the business has been changing and will change. I’m not sure that there’s a particular inflection point. As Kelly said, this is going to give us the opportunity to be the absolute most competitive bank in the country.

Interviewer:	Well, gentlemen, judging from the way you finish each other’s sentences you’re off to a good start, but you’re going to be working together for an awfully long time as CEO and COO and then as chairman and CEO. Can you assure people you’re going to get along and are prepared to have that long relationship through, you know, what will certainly be – it sounds like you’re getting married here – but both good times and bad?

CNBC “Squawk Box” interview with Kelly King and Bill Rogers Transcript        Page 6 of 9

Kelly King:	We’re going to get along great. We’ve known each other a long time and, you know, we’re both North Carolina boys, as I like to say, even though Bill has spent most of his experience in Georgia, which I have a great respect for, but we’re really very much alike. We grew up a lot – we have very similar backgrounds. And mostly, we have a really deep passion for our people, for our associates, for our clients, for our communities. You know, Bill nor I are the kind of folks to get up the morning trying to make a lot of money. We don’t worry about the stock price. We get up in the morning trying to make the day a little better.

Bill Rogers:	Yeah.

Kelly King:	We try to improve the financial wellbeing for our clients. We try to make the world a better place to live. We will get along perfectly. The challenges we have will not be us working together.

Bill Rogers:	And I think, you know, egos checked at the door. You can see that.

Interviewer:	Yeah. Let me just end here with a quick followup. You seem to indicate you’re not gonna lay anybody off. Is that correct, Mr. Rogers?

Bill Rogers:	No, I think what Kelly said what we’re going to do is we’re going to be compassionate; we’re going to plan long term. If you think about the branch consolidation as an example, it really doesn’t start until 2020. We have natural attrition in our business, so it’s not about – it’s about the fact I think over time we’ll be able to consolidate and do this in a way that has the least amount of impact for teammates and associates as best as possible.

Interviewer:	And finally, any ideas on a name, Mr. King? You guys getting close?

Kelly King:	We haven’t figured out the name yet. You know what we’re gonna actually do? We will use some outside research capabilities. We’ve got a lot of our associates to help us figure this out.

Bill Rogers:	Right.

Kelly King:	And Bill and I know one thing: We will not know the right name. [Laughs]

Bill Rogers:	Right.

CNBC “Squawk Box” interview with Kelly King and Bill Rogers Transcript        Page 7 of 9

Kelly King:	We need a name that our young associates, our millennial associates, you know—our clients pick. It’s not about what name we like, it’s a name that resonates with our clients. Conceptually, it is a name that is a forward-pointing, exciting name that says this is a company that is moving forward. This is a company on the move. They’re on their toes. They’re moving forward and that’s exciting to me. When we find that name we will know it.

Bill Rogers:	Right, right.

Interviewer:	Alright. Well, gentlemen, we’ll stand by. We appreciate you joining us this morning. Kelly King and Bill Rogers, thanks to you both.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of BB&T and SunTrust. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on BB&T’s and SunTrust’s current expectations and assumptions regarding BB&T’s and SunTrust’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect BB&T’s or SunTrust’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between BB&T and SunTrust, the outcome of any legal proceedings that may be instituted against BB&T or SunTrust, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BB&T and SunTrust do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of BB&T and SunTrust successfully, and the dilution caused by BB&T’s issuance of additional shares of

CNBC “Squawk Box” interview with Kelly King and Bill Rogers Transcript        Page 8 of 9

its capital stock in connection with the transaction. Except to the extent required by applicable law or regulation, each of BB&T and SunTrust disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding BB&T, SunTrust and factors which could affect the forward-looking statements contained herein can be found in BB&T’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2018, June 30, 2018 and September 30, 2018, and its other filings with the Securities and Exchange Commission (“SEC”), and in SunTrust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2018, June 30, 2018 and September 30, 2018, and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger with SunTrust, BB&T will file with the SEC a registration statement on Form S-4 to register the shares of BB&T’s capital stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of BB&T and SunTrust seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT BB&T, SUNTRUST, AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from BB&T at its website, www.bbt.com, or from SunTrust at its website, www.suntrust.com. Documents filed with the SEC by BB&T will be available free of charge by accessing BB&T’s website at http://bbt.com/ under the tab “About BB&T” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to BB&T Corporation, 200 West Second Street, Winston-Salem, North Carolina, (336) 733-3065, and documents filed with the SEC by SunTrust will be available free of charge by accessing SunTrust’s website at http://suntrust.com/ under the tab “Investor Relations,” and then under the heading “Financial Information” or, alternatively, by directing a request by telephone or mail to SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, Georgia 30308, (877) 930-8971.

Participants in the Solicitation

BB&T, SunTrust and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of BB&T and SunTrust in connection with the proposed transaction under the rules of the SEC.

CNBC “Squawk Box” interview with Kelly King and Bill Rogers Transcript        Page 9 of 9

Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about BB&T, and its directors and executive officers, may be found in the definitive proxy statement of BB&T relating to its 2018 Annual Meeting of Shareholders filed with the SEC on March 15, 2018, and other documents filed by BB&T with the SEC. Additional information about SunTrust, and its directors and executive officers, may be found in the definitive proxy statement of SunTrust relating to its 2018 Annual Meeting of Shareholders filed with the SEC on March 9, 2018, and other documents filed by SunTrust with the SEC. These documents can be obtained free of charge from the sources described above.